MagneGas Corporation

11885 44th Street North

Clearwater, FL 33762

June 14, 2016

VIA EDGAR

Amanda Ravitz, Assistant Director

Mail Stop 3030

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	MagneGas Corporation (the “Company”)
Registration Statement on Form S-3 File No. 333-207928

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I, on behalf of the Company, hereby respectfully request that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on Wednesday, June 15, 2016, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

MagneGas Corporation

By:	/s/ Ermanno Santilli
Name:	Ermanno Santilli
Title:	Chief Executive Officer